Benjamin Pratt

Senior Database Architect at Heleum LLC; Programmer, Physicist, Engineer, Instructor, Speaker, Entrepreneur, Healer

Phoenix, Arizona Area

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Heleum LLC

 University of Washington

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500+ connections

Since I first solved a real-life, multi-route, simplified traveling salesman problem at age 13, I've been amazed at the power of clear thinking and optimized systems to make real improvements to the lives of those around me. Every problem has a solution! Here are some problems I've been working on: La...

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Experience

Senior Database Architect
Heleum LLC
Jun 2017 – Present • 1 yr 1 mo
Phoenix, Arizona Area

Heleum is an algorithmic currency trader application built on the Uphold platform. As of June 2018, 5000 users use Heleum to move about $2,000,000 automatically, with the emotion removed from the decisions. My principal roles include building and maintaining databases, updating back-end application and simulator code, reviewing others' code, and extracting results from mountains of data.



Independent Member
Life Leadership Company
Dec 2015 – Present • 2 yrs 7 mos
Phoenix, Arizona Area

Launched in 2011, Life Leadership provides me and my customers with products and services aimed at developing personal excellence, peak professional skills, and financial literacy. My customers recognize that what they don't know can hurt them, thus they seek to learn all they can to eliminate problems and bring more value to their families, employers, and associates.

 **Iguassu Healing Arts**

Co-Founder, CEO, Reiki Master
Iguassu Healing Arts
Jun 2016 – Present • 2 yrs 1 mo
Phoenix, Arizona Area

The world doesn't work the way you were taught. Neither does your own body.

Iguassu Healing Arts provides hope, healing, and services to clients seeking more light in their lives.

 **Private Physics and Math Tutor**

. . .

Jul 2012 – Present • 6 yrs

My comprehensive, yet hands-off approach to tutoring encourages the student to develop a love of learning, correct understanding, lots of practice, and confidence based on success.

 **Database Developer Consultant**

Self-employed

May 2017 – Jun 2017 • 2 mos

Phoenix, Arizona Area

I started part-time working on a project for an app currently in beta that will become a household name in 2018, if not before.

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Education

 **University of Washington**

Completed coursework for PhD, Physics

2007 – 2010

Developed and deployed tools to assess undergraduates' understanding of electronic concepts and lab techniques.

Calculated complicated information-theoretical quantities in biochemical applications using MATLAB.

Designed and crafted PC- and MIDI-based organ, including editing and augmenting legacy C# code and testing.

Devised preliminary test procedures for electron detector of international collaborative physics experiment KaTriN.

 **University of Washington**

MS, Physics

2004 – 2007

 **Brigham Young University**

BS, Physics

1998 – 2004

Activities and Societies: Society of Physics Students, Sigma Pi Sigma (inducted April 2003), Vocal Jazz Ensemble

Finalized the design and machined the prototype of a "semi-infinite" gas cell used in high-harmonic laser experiments, published in Journal of Modern Optics, vol. 51, no. 16-18, 2675-2683

O. Lew and Yvonne Wood Physics Scholarship, 2003-2004

Volunteer Experience

 **Full-time Missionary**

The Church of Jesus Christ of Latter-day Saints

Mar 1999 – Apr 2001 • 2 yrs 2 mos

Social Services

 **Spokesperson (~ president)**

UW Physics Graduate Student Council

Aug 2005 – Jul 2006 • 1 yr

Graduate
Student
Council

Organize departmental Fall BBQ
Act as liaison between graduate students and department administration

Skills & Endorsements

Physics · 39

 Endorsed by **Luke Bissell and 1 other who is highly skilled at this**

Python

PostgreSQL

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